EXHIBIT 99.1

Colliers Reports Fourth Quarter and Full Year 2025 Results

Compounding growth with strong momentum entering 2026

Fourth quarter and full year operating highlights:

	Three months ended		Twelve months ended
	December 31		December 31
(in millions of US$, except EPS)	2025	2024	2025	2024

Revenues	$1,606.5	$1,501.6	$5,558.5	$4,822.0
Net Revenues (note 1)	1,428.1	1,312.8	4,866.5	4,279.6
Adjusted EBITDA (note 2)	245.1	225.3	732.5	644.2
Adjusted EPS (note 3)	2.34	2.26	6.58	5.75

GAAP operating earnings	135.5	121.4	371.0	389.2
GAAP diluted net earnings per share	1.19	1.47	2.02	3.22

TORONTO, Feb. 13, 2026 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced financial results for the fourth quarter and year ended December 31, 2025. All amounts are in US dollars.

Fourth quarter consolidated revenues were $1.61 billion, up 7% (5% in local currency), net revenues (note 1) were $1.43 billion, up 9% (7% in local currency) and Adjusted EBITDA (note 2) was $245.1 million, up 9% (6% in local currency) compared to the prior year quarter. Consolidated internal revenues (note 5) for the fourth quarter were essentially flat versus the prior year quarter. Adjusted EPS (note 3) was $2.34, an increase of 4% over the prior year quarter. Adjusted EPS would have been approximately $0.06 lower excluding foreign exchange impacts. GAAP operating earnings were $135.5 million compared to $121.4 million in the prior year quarter. The GAAP diluted net earnings per share were $1.19 compared to $1.47 in the prior year quarter. Fourth quarter GAAP diluted net earnings per share would have been approximately $0.06 lower excluding foreign exchange rates.

For the full year ended December 31, 2025, revenues were $5.56 billion, up 15% (15% in local currency), net revenues (note 1) were $4.87 billion, up 14% (13% in local currency) and adjusted EBITDA (note 2) was $732.5 million, up 14% (13% in local currency) versus the prior year. Consolidated internal revenue growth (note 5) for 2025 measured in local currency was 5% versus the prior year. Adjusted EPS (note 3) was $6.58, up 14% from $5.75 in the prior year. Adjusted EPS would have been approximately $0.06 lower excluding foreign exchange impacts. The GAAP operating earnings were $371.0 million compared to $389.2 million in the prior year, with the prior year favourably impacted by the reversal of contingent consideration expense related to an acquisition. The GAAP diluted earnings per share were $2.02 compared to $3.22 in the prior year. The GAAP diluted net earnings per share would have been approximately $0.06 lower excluding foreign exchange impacts.

In 2025, more than 70% of the Company’s earnings came from recurring revenues (note 8) and free cash flow (note 4) was converted at a rate of 105% of adjusted net earnings, ahead of the Company’s target range.

“2025 was an exceptional year for Colliers, reflecting the strength of our diversified platform and our successful expansion into other high quality, recurring professional services. Fourth quarter results met our plan and were up nicely over the prior year, which itself was a strong quarter,” said Jay S. Hennick, Global Chairman & CEO.

“Last week, we achieved another milestone, agreeing to acquire Ayesa Engineering – a world class business and a rare strategic opportunity of this scale. This acquisition meaningfully expands our avenues for growth, strengthening our ability to scale organically, pursue further acquisitions, and cross sell engineering capabilities across our global client base.”

“Over the past five years, despite challenging conditions, Colliers has doubled in size, delivering compound annual growth of approximately 15%. With strong momentum entering 2026, we expect to sustain this level of performance as our strategy – focused on recurring, scalable, and complementary high value businesses – continues to drive durable growth and long-term shareholder value,” concluded Mr. Hennick.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company operating through three industry leading businesses: Commercial Real Estate, Engineering, and Investment Management. With greater than a 30-year track record of consistent growth and strong recurring cash flows, we scale complementary, high-value businesses that provide essential services across the full asset lifecycle.

Our unique partnership philosophy empowers exceptional leaders, preserves our entrepreneurial culture, and ensures meaningful inside ownership — driving strong alignment and sustained value creation for our shareholders.

With $5.6 billion in annual revenues, 24,000 professionals, and $108 billion in assets under management, Colliers is committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com.

Segmented Fourth Quarter Results
Commercial Real Estate (previously named Real Estate Services) revenues totalled $1.03 billion, up 9% (up 7% in local currency) versus a strong prior year quarter. Net revenues were $966.6 million, up 9% (up 7% in local currency). Capital Markets revenues were up 15% with robust growth in the US and more modest gains in most other markets versus a strong prior year comparative. Leasing generated steady growth, up 4% largely driven by the US, which was up 12% on continued strength in office and industrial asset classes. Outsourcing revenues were up 10% with growth across all services, led by valuation and advisory. Adjusted EBITDA was $152.8 million, up 12% (9% in local currency) with net margin up 50 basis points driven by gains in operating leverage. The GAAP operating earnings were $109.8 million, relative to $107.9 million in the prior year quarter.

Engineering revenues totalled $433.0 million, up 3% (1% in local currency) compared to the prior year quarter, tempered by lower pass-through costs primarily in project management operations. Net revenues (excluding subconsultant and other pass-through costs) were $329.1 million, up 10% (8% in local currency) driven by the favourable impact of recent acquisitions. Adjusted EBITDA was $40.8 million, up 7% (5% in local currency) over the prior year quarter, with the net margin down slightly on lower productivity. The GAAP operating earnings were $11.6 million relative to $8.0 million in the prior year quarter.

Investment Management revenues were $143.7 million, up 5% (4% in local currency) relative to the prior year quarter. Net revenues (excluding pass-through performance fees) were $132.1 million, up 7% (6% in local currency) driven by the favourable impact of a recent acquisition. Adjusted EBITDA was $56.2 million, up 3% (2% in local currency) compared to the prior year quarter from the favourable impact of the acquisition, partly offset by continued investments to unify the platform under the Harrison Street Asset Management brand. GAAP operating earnings were $36.0 million in the quarter versus $38.0 million in the prior year quarter. Assets under management were $108.2 billion as of December 31, 2025, flat relative to September 30, 2025, and up 9% from December 31, 2024.

Unallocated global corporate costs as reported in Adjusted EBITDA were $4.6 million relative to $3.4 million in the prior year quarter. The corporate GAAP operating loss was $21.8 million compared to $32.5 million in the prior year quarter.

Segmented Full Year Results
Commercial Real Estate revenues totalled $3.29 billion, up 7% (7% in local currency) versus $3.07 billion in the prior year. Net revenues were $3.06 billion, up 7% (7% in local currency). Capital Markets revenues accelerated throughout the year and were up 16% with solid growth across all asset classes and geographies. Leasing revenues were up 2% for the year against a strong prior year comparative. Outsourcing revenues were up 7%, primarily led by higher valuation and advisory activity. Adjusted EBITDA was $366.9 million, up 10% (9% in local currency) compared to $333.4 million in the prior year, with net margins benefitting from higher Capital Markets activity as well as operating leverage. The GAAP operating earnings were $259.4 million, relative to $231.4 million in the prior year.

Engineering revenues totalled $1.73 billion, up 40% (39% in local currency) compared to $1.24 billion in the prior year. Net revenues (note 4) were $1.31 billion relative to $931.2 million in the prior year, up a strong 40% (39% in local currency) driven by the favourable impact of recent acquisitions and solid internal growth. Adjusted EBITDA was $164.7 million, up 50% (49% in local currency) compared to $109.9 million in the prior year, with net margins benefitting from productivity gains. The GAAP operating earnings were $52.7 million relative to $40.6 million in the prior year.

Investment Management revenues were $532.3 million, relative to $512.6 million in the prior year, up 4% (3% in local currency). Net revenues were $495.6 million, up 1% (up 1% in local currency). The prior year included catch-up fees from certain funds that did not repeat this year. Adjusted EBITDA was $214.8 million up 1% (flat in local currency) compared to the prior year. The GAAP operating earnings were $134.2 million versus $199.1 million in the prior year, with the variance largely attributable to the reversal of contingent consideration expense related to an acquisition in the prior year.

Unallocated global corporate costs as reported in Adjusted EBITDA were $14.0 million relative to $12.8 million in the prior year. The corporate GAAP operating loss, which includes stock-based compensation expense, was $75.3 million compared to $81.9 million in the prior year.

2026 Outlook
The Company anticipates continuing solid annual internal growth in 2026, along with the impact of several recently completed acquisitions and the recently announced acquisition of Ayesa Engineering, which is expected to close late in the second quarter. On a consolidated basis, the Company expects to deliver mid teens growth in revenues, Adjusted EBITDA and Adjusted EPS during 2026. The outlook drivers by segment are discussed in the accompanying earnings call presentation.

The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. The outlook includes the anticipated impact of the closing of Ayesa Engineering in the second quarter, subject to customary closing conditions being met. The outlook does not include any further acquisitions.

Conference Call
Colliers will be holding a conference call on Friday, February 13, 2026 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where the business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the utilization of artificial intelligence (AI) and machine learning technologies, including associated impacts on the Company’s services, competitive environment, ability to hire/retain specialized talent, cybersecurity, and legal and governance risks; the ability to attract new clients and to retain clients and renew related contracts; the ability to attract new capital commitments to Investment Management funds and retain existing capital under management; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors identified in the Company’s other periodic filings with Canadian and US securities regulators are adopted herein and a copy of which can be obtained at www.sedarplus.ca. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary unaudited financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Colliers International Group Inc.
Condensed Consolidated Statements of Earnings
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2025	2024	2025	2024
Revenues	$1,606,545	$1,501,617	$5,558,462	$4,822,024

Cost of revenues	957,366	894,598	3,332,381	2,899,949
Selling, general and administrative expenses	441,298	414,033	1,568,540	1,339,063
Depreciation	20,373	17,510	77,355	66,239
Amortization of intangible assets	46,149	47,666	178,660	155,363
Acquisition-related items (1)	5,582	6,410	29,872	(27,802)
Loss on disposal of operations	290	-	696	-
Operating earnings	135,487	121,400	370,958	389,212
Interest expense, net	21,610	23,181	82,373	85,779
Equity earnings from non-consolidated investments	(3,275)	(2,030)	(12,461)	(7,270)
Other income	(456)	54	(3,661)	(410)
Earnings before income tax	117,608	100,195	304,707	311,113
Income tax	31,078	18,699	80,154	74,177
Net earnings	86,530	81,496	224,553	236,936
Non-controlling interest share of earnings	21,352	18,894	57,845	53,968
Non-controlling interest redemption increment	4,062	(12,515)	63,608	21,243
Net earnings attributable to Company	$61,116	$75,117	$103,100	$161,725

Net earnings per common share

Basic	$1.20	$1.49	$2.03	$3.24

Diluted	$1.19	$1.47	$2.02	$3.22

Adjusted EPS (2)	$2.34	$2.26	$6.58	$5.75

Weighted average common shares (thousands)
Basic	50,995	50,507	50,784	49,897
Diluted	51,266	51,036	51,083	50,182

Notes to Condensed Consolidated Statements of Earnings
(1)   Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)   See definition and reconciliation below.

Colliers International Group Inc.
Condensed Consolidated Balance Sheets
(in thousands of US$)

	December 31,	December 31,
(unaudited)	2025	2024

Assets
Cash and cash equivalents	$207,902	$176,257
Restricted cash (1)	48,981	41,724
Accounts receivable and contract assets	990,329	869,948
Mortgage warehouse receivables (2)	140,095	77,559
Prepaids and other assets	378,453	323,117
Warehouse fund assets	56,050	110,779
Current assets	1,821,810	1,599,384
Other non-current assets	249,040	220,299
Warehouse fund assets	73,785	94,334
Fixed assets	251,462	227,311
Operating lease right-of-use assets	443,404	398,507
Deferred tax assets, net	93,857	79,258
Goodwill and intangible assets	3,855,109	3,481,524
Total assets	$6,788,467	$6,100,617

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$1,267,118	$1,140,605
Other current liabilities	112,963	109,439
Long-term debt - current	8,119	6,061
Mortgage warehouse credit facilities (2)	133,259	72,642
Operating lease liabilities - current	99,696	92,950
Liabilities related to warehouse fund assets	33,679	86,344
Current liabilities	1,654,834	1,508,041
Long-term debt - non-current	1,625,392	1,502,414
Operating lease liabilities - non-current	419,198	383,921
Other liabilities	129,776	135,479
Deferred tax liabilities, net	90,996	78,459
Liabilities related to warehouse fund assets	48,782	14,103
Redeemable non-controlling interests	1,285,046	1,152,618
Shareholders' equity	1,534,443	1,325,582
Total liabilities and equity	$6,788,467	$6,100,617

Supplemental balance sheet information
Total debt (3)	$1,633,511	$1,508,475
Total debt, net of cash and cash equivalents (3)	1,425,609	1,332,218
Net debt / pro forma adjusted EBITDA ratio (4)	2.0	2.0

Notes to Condensed Consolidated Balance Sheets

(1)   Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)   Mortgage warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under mortgage warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)   Excluding mortgage warehouse credit facilities.
(4)   Net debt for financial leverage ratio excludes restricted cash and mortgage warehouse credit facilities, in accordance with debt agreements.

Colliers International Group Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2025	2024	2025	2024

Cash provided by (used in)

Operating activities
Net earnings	$86,530	$81,496	$224,553	$236,936
Items not affecting cash:
Depreciation and amortization	66,522	65,176	256,015	221,602
Gains attributable to mortgage servicing rights	(4,471)	(4,185)	(31,237)	(15,363)
Gains attributable to the fair value of loan
premiums and origination fees	(4,239)	(3,776)	(24,207)	(13,000)
Deferred income tax	3,140	(16,615)	(16,044)	(30,538)
Other	29,499	44,105	86,929	44,581
	176,981	166,201	496,009	444,218

Increase in accounts receivable, prepaid
expenses and other assets	(49,033)	(45,720)	(211,849)	(209,951)
Increase (decrease) in accounts payable, accrued
expenses and other liabilities	14,228	(22,071)	(44,582)	16,054
Increase in accrued compensation	107,428	111,622	75,028	63,173
Contingent acquisition consideration paid	(350)	(250)	(7,402)	(3,357)
Mortgage origination activities, net	7,024	4,078	23,093	14,861
Sales to AR Facility, net	415	1,447	(157)	1,011
Net cash provided by operating activities	256,693	215,307	330,140	326,009

Investing activities
Acquisition of businesses, net of cash acquired	(33,726)	(44,766)	(262,170)	(517,176)
Purchases of fixed assets	(30,846)	(19,574)	(78,702)	(65,085)
Purchases of warehouse fund assets	2,285	(46,231)	(159,517)	(319,250)
Proceeds from disposal of warehouse fund assets	14,002	-	94,528	76,438
Cash collections on AR Facility deferred purchase price	45,008	35,776	164,257	137,581
Other investing activities	(18,344)	6,041	(93,032)	(95,610)
Net cash used in investing activities	(21,621)	(68,754)	(334,636)	(783,102)

Financing activities
Increase (decrease) in long-term debt, net	(213,101)	(198,110)	185,619	221,573
Purchases of non-controlling interests, net	(9,089)	6,721	(43,856)	(11,068)
Dividends paid to common shareholders	-	-	(15,212)	(14,674)
Distributions paid to non-controlling interests	(9,528)	(5,316)	(70,771)	(71,618)
Issuance of subordinate voting shares	-	-	-	286,924
Other financing activities	12,047	12,979	18,294	41,075
Net cash provided by financing activities	(219,671)	(183,726)	74,074	452,212

Effect of exchange rate changes on cash,
cash equivalents and restricted cash	(16,627)	9,896	(30,676)	3,787

Net change in cash and cash
equivalents and restricted cash	(1,226)	(27,277)	38,902	(1,094)
Cash and cash equivalents and
restricted cash, beginning of period	258,109	245,258	217,981	219,075
Cash and cash equivalents and
restricted cash, end of period	$256,883	$217,981	$256,883	$217,981

Colliers International Group Inc.
Segmented Results
(in thousands of US dollars)

	Commercial		Investment
(unaudited)	Real Estate [1]	Engineering	Management	Corporate	Total
Three months ended December 31
2025
Revenues	$1,029,652	$433,027	$143,650	$216	$1,606,545
Net Revenues	966,635	329,134	132,068	216	1,428,053
Adjusted EBITDA	152,801	40,756	56,156	(4,616)	245,097
Operating earnings (loss)	109,759	11,562	35,954	(21,788)	135,487

2024
Revenues	$943,528	$421,361	$136,616	$112	$1,501,617
Net Revenues	888,751	300,174	123,785	112	1,312,822
Adjusted EBITDA	136,164	38,115	54,374	(3,363)	225,290
Operating earnings (loss)	107,884	7,995	37,976	(32,455)	121,400

	Commercial		Investment
	Real Estate	Engineering	Management	Corporate	Total
Twelve months ended December 31
2025
Revenues	$3,290,578	$1,734,940	$532,274	$670	$5,558,462
Net Revenues	3,064,458	1,305,808	495,597	670	4,866,533
Adjusted EBITDA	366,937	164,681	214,825	(13,978)	732,465
Operating earnings (loss)	259,421	52,711	134,160	(75,334)	370,958

2024
Revenues	$3,071,610	$1,237,384	$512,593	$437	$4,822,024
Net Revenues	2,858,933	931,242	488,979	437	4,279,591
Adjusted EBITDA	333,400	109,929	213,675	(12,759)	644,245
Operating earnings (loss)	231,392	40,609	199,105	(81,894)	389,212

[1]	Previously named Real Estate Services.

Non-GAAP Measures
1. Reconciliation of revenues to net revenues

Net revenues are defined as revenues excluding subconsultant and other reimbursable direct costs in Commercial Real Estate and Engineering segments as well as historical pass-through performance fees in Investment Management segment to better reflect the operating performance of the business.

	Commercial		Investment
	Real Estate	Engineering	Management	Corporate	Total
Three months ended December 31
2025
Revenues	$1,029,652	$433,027	$143,650	$216	$1,606,545
Subconsultant and other direct costs	(63,017)	(103,893)	-	-	(166,910)
Historical pass-through performance fees	-	-	(11,582)	-	(11,582)
Net Revenues	$966,635	$329,134	$132,068	$216	$1,428,053

2024
Revenues	$943,528	$421,361	$136,616	$112	$1,501,617
Subconsultant and other direct costs	(54,777)	(121,187)	-	-	(175,964)
Historical pass-through performance fees	-	-	(12,831)	-	(12,831)
Net Revenues	$888,751	$300,174	$123,785	$112	$1,312,822

	Commercial		Investment
	Real Estate	Engineering	Management	Corporate	Total
Twelve months ended December 31
2025
Revenues	$3,290,578	$1,734,940	$532,274	$670	$5,558,462
Subconsultant and other direct costs	(226,120)	(429,132)	-	-	(655,252)
Historical pass-through performance fees	-	-	(36,677)	-	(36,677)
Net Revenues	$3,064,458	$1,305,808	$495,597	$670	$4,866,533

2024
Revenues	$3,071,610	$1,237,384	$512,593	$437	$4,822,024
Subconsultant and other direct costs	(212,677)	(306,142)	-	-	(518,819)
Historical pass-through performance fees	-	-	(23,614)	-	(23,614)
Net Revenues	$2,858,933	$931,242	$488,979	$437	$4,279,591

2. Reconciliation of net earnings to Adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring, optimization and integration costs and (ix) stock-based compensation expense, including related to the CEO’s performance-based long-term incentive plan (“LTIP”). We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance of the consolidated Company under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2025	2024	2025	2024

Net earnings	$86,530	$81,496	$224,553	$236,936
Income tax	31,078	18,699	80,154	74,177
Other income, including equity earnings from non-consolidated investments	(3,731)	(1,976)	(16,122)	(7,680)
Interest expense, net	21,610	23,181	82,373	85,779
Operating earnings	135,487	121,400	370,958	389,212
Loss on disposal of operations	290	-	696	-
Depreciation and amortization	66,522	65,176	256,015	221,602
Gains attributable to MSRs	(4,471)	(4,185)	(31,237)	(15,363)
Equity earnings from non-consolidated investments	3,275	2,030	12,461	7,270
Acquisition-related items	5,582	6,410	29,872	(27,802)
Restructuring, optimization and integration costs	16,853	9,365	38,079	23,285
Stock-based compensation expense	21,559	25,094	55,621	46,041
Adjusted EBITDA	$245,097	$225,290	$732,465	$644,245

3. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and Adjusted EPS

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring, optimization and integration costs and (vii) stock-based compensation expense, including related to the CEO’s LTIP. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2025	2024	2025	2024

Net earnings	$86,530	$81,496	$224,553	$236,936
Non-controlling interest share of earnings	(21,352)	(18,894)	(57,845)	(53,968)
Loss on disposal of operations	290	-	696	-
Amortization of intangible assets	46,149	47,666	178,660	155,363
Gains attributable to MSRs	(4,471)	(4,185)	(31,237)	(15,363)
Acquisition-related items	5,582	6,410	29,872	(27,802)
Restructuring, optimization and integration costs	16,853	9,365	38,079	23,285
Stock-based compensation expense	21,559	25,094	55,621	46,041
Income tax on adjustments	(20,313)	(24,287)	(65,936)	(50,403)
Non-controlling interest on adjustments	(10,922)	(7,409)	(36,385)	(25,740)
Adjusted net earnings	$119,905	$115,256	$336,078	$288,349

	Three months ended		Twelve months ended
	December 31		December 31
(in US$)	2025	2024	2025	2024

Diluted net earnings per common share	$1.19	$1.47	$2.02	$3.22
Non-controlling interest redemption increment	0.08	(0.25)	1.25	0.42
Gain on disposal of operations, net of tax	0.01	-	(0.03)	-
Amortization expense, net of tax	0.55	0.50	2.18	1.98
Gains attributable to MSRs, net of tax	(0.05)	(0.05)	(0.35)	(0.17)
Acquisition-related items, net of tax	(0.02)	0.08	0.16	(0.75)
Restructuring, optimization and integration costs, net of tax	0.23	0.14	0.50	0.35
Stock-based compensation expense, net of tax	0.35	0.37	0.85	0.70
Adjusted EPS	$2.34	$2.26	$6.58	$5.75

Diluted weighted average shares for Adjusted EPS (thousands)	51,266	51,036	51,083	50,182

4. Reconciliation of net cash flow from operations to free cash flow

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2025	2024	2025	2024

Net cash provided by operating activities	$256,693	$215,307	$330,140	$326,009
Contingent acquisition consideration paid	350	250	7,402	3,357
Purchase of fixed assets	(30,846)	(19,574)	(78,702)	(65,085)
Cash collections on AR Facility deferred purchase price	45,008	35,776	164,257	137,581
Distributions paid to non-controlling interests	(9,528)	(5,316)	(70,771)	(71,618)
Free cash flow	$261,677	$226,443	$352,326	$330,244

5. Local currency revenue and Adjusted EBITDA growth rate and internal revenue growth rate measures

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Internal growth, presented as percentage revenue variance, is calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

6. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

7. Fee paying assets under management

We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

8. Adjusted EBITDA from recurring revenue percentage

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of Adjusted EBITDA (note 2) that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

COMPANY CONTACTS:
Jay S. Hennick
Chairman & Chief Executive Officer

Christian Mayer
Chief Financial Officer
(416) 960-9500